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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sutura, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

869 542 100

(CUSIP Number)

Kenneth Barnett, Synapse Capital, 17665-B Newhope St., Fountain Valley CA 92708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 869 542 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Synapse Fund II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒* *See Items 4 and 6.
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 15,624,517* *See Items 5 and 6.
8. Shared Voting Power 0* *See Items 5 and 6.
9. Sole Dispositive Power 15,624,517* *See Items 5 and 6.
10. Shared Dispositive Power 0* *See Items 5 and 6.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,624,517
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) OO

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Sutura, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements the statement on Schedule 13D originally filed on February 16, 2006 by Synapse Fund II, LLC (the “Schedule 13D”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Schedule 13D. Only modifications and supplements to the Schedule 13D are included in this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following to the end thereof:

“As a result of the Merger Transaction, the Reporting Person acquired 14,592,244 shares of Common Stock. In addition, in connection with the settlement of the litigation described in Item 4, the Reporting Person received a $152,727.27 interest in the Settlement Note described therein, which is convertible into 1,018,182 shares. The Reporting Person also received 14,091 shares of Common Stock in the form of interest on the Settlement Note.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following to the end thereof.

“On June 1, 2007, the Reporting Person, together with its fellow plaintiffs, entered into a settlement of the litigation described above. In connection with that litigation, the Reporting Person received a $152,727.27 portion of a $400,000 promissory note from the Issuer (the “Settlement Note”), which is convertible into 1,018,182 shares of Common Stock at the price of $0.15 per share. In connection with the transactions described in Item 6, all or a portion of the Settlement Note will be converted into shares of Common Stock.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by replacing paragraph (a) thereof in its entirety with the following:

“(a) According to the Issuer’s latest quarterly report on Form 10-Q dated November 19, 2007, at November 15, 2007, 271,229,807 shares of common stock of the Issuer were outstanding. The 15,624,517 shares that the Issuer has reported under this Amendment equal approximately 5.8% of the outstanding shares of the Issuer at November 15, 2007.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

“On March 24, 2008 the Reporting Person discussed with certain creditors and shareholders of the Issuer, namely Pandora Select Partners, L.P., Whitebox Hedged High Yield Partners, L.P., Whitebox Convertible Arbitrage Partners, L.P., Whitebox Intermarket Partners, L.P., Gary S. Kohler and Scot W. Malloy (collectively, the “Whitebox Parties”) whether the Reporting Person would have any interest in signing a written consent of shareholders in lieu of meeting that would provide for a new slate of directors nominated by the Whitebox Parties. After discussion with the Whitebox Parties, consultation with the Reporting Person’s legal counsel and other advisors, and consideration of the effect and consequences of such a vote on the Reporting Person’s investment in the Issuer, the Reporting Person agreed to meet with representatives of the Whitebox Parties on April 2, 2008, at which time the Reporting Person agreed to sign a written consent proposed by the Whitebox Parties. However, the Reporting Person has been informed that no written consent was delivered to the Issuer, as the existing directors of the Issuer will agree to appoint the Whitebox Parties’ nominees by board action.

Other than the decision to vote on the particular matter described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and the Whitebox Parties with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. While the Reporting Person’s decision to take the foregoing vote may be deemed to be acting as part of a “group” as described in Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder, the Reporting Person (i) disclaims membership in any group with the Whitebox Parties and (ii) disclaims any interest, beneficial or otherwise, in any shares of Common Stock held by any of the Whitebox Parties.”

Item 7.	Exhibits.

None.

[Signature page follows.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2008
Date

/s/ Kenneth Barnett
Signature

Kenneth Barnett, President of Synapse Capital, LLC, Manager of the Reporting Person

Name/Title

5